ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated December 7, 2010 (Relating to Preliminary Prospectus Supplement dated November 29, 2010)

Final Term Sheet Relating to
Mandatorily Exchangeable Notes Due June 15, 2012
(Exchangeable for a maximum of 9,800,000 shares of common stock of Stillwater Mining Company)

This term sheet relates to the Exchangeable Notes (as defined below). Before making a decision in connection with an investment in the Exchangeable Notes, this term sheet should be read together with (i) the preliminary prospectus supplement dated November 29, 2010 (including the documents incorporated by reference therein) relating to the offering of the Exchangeable Notes (the “Exchangeable Notes Preliminary Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated November 29, 2010 (including the documents incorporated by reference therein) relating to the shares of Underlying Stock (as defined below) being offered through the offering of the Exchangeable Notes (the “Underlying Preliminary Prospectus Supplement”). The information in this term sheet supersedes the information in the Exchangeable Notes Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Exchangeable Notes Preliminary Prospectus Supplement.

General

Issuer:	UBS AG.

Underlying Stock:	Common stock of Stillwater Mining Company (“Stillwater”).

Ticker / Exchange for Underlying Stock:	SWC / The New York Stock Exchange.

Price to the Public of the Underlying Stock to be Sold in the Concurrent Offering:	$19.50 per share.

Trade Date:	December 8, 2010.

Issue Date:	December 13, 2010.

Sole Book-Running Manager and Underwriter:	UBS Securities LLC.

CUSIP Number:	90267B 823.

ISIN Number:	US90267B8239.

Exchangeable Notes Offering

Title of Securities:	Mandatorily Exchangeable Notes Due June 15, 2012 (the “Exchangeable Notes”).

Aggregate Principal Amount	$191,100,000 aggregate principal amount of Exchangeable Notes

Offered:
(mandatorily exchangeable for a maximum of 9,800,000 shares of Underlying Stock), assuming no exercise of the Underwriter’s option to purchase up to $28,275,000 of additional aggregate principal amount of Exchangeable Notes (mandatorily exchangeable for a maximum of 1,450,000 shares of Underlying Stock).

Denomination:	$25.00 and integral multiples thereof.

Price to Public:	100% of the principal amount of the Exchangeable Notes, plus accrued interest, if any, from the Issue Date.

Underwriting Discount:
3.0% per Exchangeable Note. The underwriting discount is to be paid by Norimet Limited (the “Selling Stockholder”) and will be payable as a portion of the discount at which an affiliate of the Issuer purchased shares of Underlying Stock from the Selling Stockholder.

Use of Proceeds:
The Issuer expects that the net proceeds from this offering will be approximately $191,100,000 million (or approximately $219,375,000 million if the Underwriter exercises its over-allotment option in full), before deducting estimated offering expenses. The Issuer intends to use the net proceeds from the sale of the Exchangeable Notes to provide additional funds for its operations and for general corporate purposes outside Switzerland.

Maturity Date:
The Exchangeable Notes will mature on June 15, 2012. The Maturity Date may be postponed in connection with certain market disruption events, or accelerated upon an event of default or a “Fundamental Reorganization Event” as described in the Exchangeable Notes Preliminary Prospectus Supplement.

Ranking:
The Exchangeable Notes are solely the unsecured obligations of the Issuer and will rank equally with all of its other unsecured and unsubordinated debt, and are subject to the creditworthiness of the Issuer. The Exchangeable Notes are not principal protected.

Interest:	9.375% per year. Interest will accrue on each $25.00 principal amount of Exchangeable Notes from the Issue Date to June 15, 2012 (unless earlier repurchased or exchanged).

Interest Payment Dates:	Interest will be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2011.

Day Count Convention:	The Issuer will compute interest on the Exchangeable Notes on the basis of a 360-day year of twelve 30-day months.

Dividend-Linked Payments:
Subject to the exceptions described under “Description of the Exchangeable Notes—Interest Payments and Dividend- Linked Payments—Dividend-Linked Payments” in the Exchangeable Notes Preliminary Prospectus Supplement, if Stillwater actually pays a cash dividend to holders of the Underlying Stock, then the Issuer will pay holders of record of the Exchangeable Notes, for each $25.00 aggregate principal amount of Exchangeable Notes, an amount (the “Dividend-Linked Payment”) equal to the (i) the amount of such dividend per share of Underlying Stock, multiplied by (ii) the Maximum Exchange Ratio as of the ex-dividend date, multiplied by (iii) the “Hedge Percentage.”

Dividend-Linked Payment Dates:
Subject to the exceptions described under “Description of the Exchangeable Notes—Interest Payments and Dividend-Linked Payments—Dividend-Linked Payments” in the Exchangeable Notes Preliminary Prospectus Supplement, Dividend-Linked Payments will be paid to holders of the Exchangeable Notes on a date no later than the third business day immediately following the date on which such dividends are actually paid to holders of record of shares of the Underlying Stock or, in certain circumstances described in the Exchangeable Notes Preliminary Prospectus Supplement, on the Maturity Date.

Initial Price:
$19.50 per share of Underlying Stock, which is the price to the public for the Underlying Stock to be sold in the Concurrent Offering (subject to adjustment as described in the Exchangeable Notes Preliminary Prospectus Supplement).

Threshold Appreciation Price:
Approximately $22.91 per share of Underlying Stock, which is approximately 17.5% above the Initial Price (subject to adjustment as described in the Exchangeable Notes Preliminary Prospectus Supplement).

Minimum Exchange Ratio:	1.09111 shares of Underlying Stock per $25.00 principal amount of Exchangeable Notes (subject to adjustment as described in the Exchangeable Notes Preliminary Prospectus Supplement).

Maximum Exchange Ratio:	1.28205 shares of Underlying Stock per $25.00 principal amount of Exchangeable Notes (subject to adjustment as described in the Exchangeable Notes Preliminary Prospectus Supplement).

Exchange:
Except as described below, on the Maturity Date, the Issuer will exchange each $25.00 principal amount of Exchangeable Notes for shares of Underlying Stock, cash, or a combination of cash and shares of Underlying Stock in an amount equal to the sum of the “Daily Settlement Amounts” for each trading day in the “Settlement Averaging Period” as described in the Exchangeable Notes Preliminary Prospectus Supplement.

If the Maturity Date is accelerated in connection with an event of default that results in acceleration of the Exchangeable Notes or a Fundamental Reorganization Event, the Exchangeable Notes will be automatically exchanged on the accelerated Maturity Date for a number of shares (including, in the case of a Fundamental Reorganization Event, the make-whole shares described below, or cash in lieu thereof) as described in the Exchangeable Notes Preliminary Prospectus Supplement.

Repurchase at Option of Holder:
The holder of any Exchangeable Note, at its option, may require the Issuer to repurchase such Exchangeable Note for cash at any time at a repurchase price equal to (i) the Minimum Exchange Ratio, multiplied by (ii) the average of the “Daily VWAP” of the Underlying Stock (and/or any other Exchange Property, as the case may be) over the five consecutive “VWAP Trading Day” period commencing on, and including, the trading day immediately following the date the trustee receives a repurchase notice from the holder of such Exchangeable Note, as described in the Exchangeable Notes Preliminary Prospectus Supplement.

Make-Whole Shares Upon a Fundamental Reorganization Event:
The following table sets forth the number of make-whole shares of Underlying Stock to be delivered per $25.00 principal amount of Exchangeable Notes upon exchange in connection with a Fundamental Reorganization Event based upon the stock price in the Fundamental Reorganization Event and the effective date of the Fundamental Reorganization Event, as described in the Exchangeable Notes Preliminary Prospectus Supplement.

	Stock Price
Effective Date	$5.00	$10.00	$15.00	$17.50	$19.50	$20.00	$22.50	$25.00	$27.50	$30.00	$35.00	$40.00	$60.00	$80.00	$100.00
December 13, 2010	0.67794	0.26358	0.08633	0.03255	0.00000	0.02506	0.13462	0.13264	0.11596	0.10311	0.08506	0.07321	0.04940	0.03762	0.02998
June 15, 2011	0.45870	0.18201	0.03857	0.00000	0.00000	0.00000	0.09758	0.09791	0.08353	0.07296	0.05906	0.05063	0.03435	0.02590	0.02041
December 15, 2011	0.23154	0.10261	0.00656	0.00000	0.00000	0.00000	0.06396	0.06376	0.05028	0.04147	0.03180	0.02697	0.01795	0.01320	0.01029
June 15, 2012	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000

The exact stock price and effective date applicable to a Fundamental Reorganization Event may not be set forth in the table above, in which case:
  if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the amount of make-whole shares will be determined by straight-line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the earlier and later effective dates, as applicable, based on a 365-day year;

  if the stock price is in excess of $100.00 per share (subject to adjustment as described in the Exchangeable Notes Preliminary Prospectus Supplement), then the make-whole share amount will be zero; and

  if the stock price is less than $5.00 per share (subject to adjustment as described in the Exchangeable Notes Preliminary Prospectus Supplement) (the “Minimum Stock Price”), then the make-whole share amount will be determined as if the stock price equaled the Minimum Stock Price, and, if the effective date is between two effective dates in the table, using straight-line interpolation between the make-whole share amounts set forth for the earlier and later effective dates, based on a 365-day year.

Concurrent Transactions

Concurrent Offering:
Concurrently with this offering, the Selling Stockholder is offering 37,000,000 shares of Underlying Stock (plus up to an additional 3,813,222 shares of Underlying Stock pursuant to an over-allotment option) in an underwritten public offering in which UBS Securities LLC is acting as an underwriter, at an initial price to the public of $19.50 per share (the “Concurrent Offering”).

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus included in the registration statement, the related Exchangeable Notes Preliminary Prospectus Supplement and the other documents the Issuer has filed with the SEC, as well as the Underlying Preliminary Prospectus Supplement, accompanying base prospectus of Stillwater and the other documents Stillwater has filed with the SEC, for more complete information about the Issuer, Stillwater and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the Underwriter or any dealer participating in the offering will arrange to send you the Exchangeable Notes Preliminary Prospectus Supplement and accompanying base prospectus, and the Underlying Preliminary Prospectus Supplement and accompanying base prospectus of Stillwater, if you request them by calling toll-free 1-888-827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.